HW Electro Co., Ltd.

December 29, 2025

Via Edgar

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Andrew Blume
Ernest Greene
Asia Timmons-Pierce
Evan Ewing

Re:	HW Electro Co., Ltd.
Post-Effective Amendment No. 2 to Form F-1 (File No. 333-287112)

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, HW Electro Co., Ltd. hereby requests that the effectiveness of the above-referenced post-effective amendment on Form F-1, as amended, (the “Amendment”), be accelerated to and that the Amendment become effective at 4:00 p.m., Eastern Time, on December 31, 2025, or as soon thereafter as practicable.

Very truly yours,

HW Electro Co., Ltd.

By:	/s/ Weicheng Hsiao
	Name:	Weicheng Hsiao
	Title:	Representative Director and Chief Executive Officer